Exhibit 99.1

VINCI PARTNERS IMPACT AND RETURN STRATEGY ANNOUNCES INVESTMENT IN DM CARD

Rio de Janeiro, February 21, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Impacto e Retorno IV”, or “VIR IV” (“the Fund”), the Impact family of funds managed by Vinci Partners’ Private Equity strategy, entered an agreement to invest a R$ 100 million in an investment round for the acquisition of a minority stake in DM Card (“DM” or “the Company”), a fintech focused on credit to low income population and one of the main Private Label card issuers to retailers in Brazil.

VIR IV has a unique strategy in Brazil, with a dual mandate to generate favorable market returns as well as impact, through the acquisition of minority holdings in small-and-medium sized Brazilian enterprises, that exhibit growth potential and clear measurable environmental, social and governance, or ESG, goals. This transaction marks VIR IV’s fifth investment, resulting in a 43.7% gross allocation of the Fund’s R$1 billion in total capital commitments.

DM Card was founded in 2002, focusing on Private Label credit card. Nowadays, the business holds an extensive geographic footprint, having presence across 14 states in Brazil and partnerships with over 1,100 small and medium-size retailers within +2,300 stores through the country.

From VIR IV’s investment contribution, we expect to support DM Card to amplify its impact and become the financial services company of choice for low-income classes, being a reference on credit and productive microcredit to entrepreneurs, providing simple, tailored, and accessible solutions, promoting client diversity, providing financial education, and contributing to economic development.

José Pano, partner and head of the VIR strategy for Vinci Partners, said, “We are excited to partner up with DM, a company with extended expertise on credit for low-income clients that translates into a proven and profitable business model and foreseeable expansion. We believe there’s an opportunity for the Company to develop new products and channels as well as to become a digital-focused and omnichannel provider with a client relationship-oriented model. VIR’s investment creates a positive impact aligned with the Fund’s impact strategy, such as the promotion of financial inclusion to low-income individuals and the development of specific credit programs destined to education, home renovation and healthcare.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240.